As filed with the Securities and Exchange Commission on August 21, 2007
1933 File Act No. 333-142629
1940 File Act No. 811-06111

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
☐ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO. _____
☑ POST-EFFECTIVE AMENDMENT NO. 1
☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☑ AMENDMENT NO. 3
THE MEXICO EQUITY AND INCOME FUND, INC.
(Exact Name of Registrant as Specified in Charter)
615 East Michigan St., 2nd Floor
Milwaukee, WI 53202
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (888) 294-8217
The Mexico Equity and Income Fund, Inc.
615 East Michigan St., 2nd Floor
Milwaukee, WI 53202
(Name and Address of Agent for Service)
Copies of information to:

Thomas R. Westle, Esq.
Rustin I. Paul, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, NY 10174
(212) 885-5239
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐
It is proposed that this filing become effective when declared effective pursuant to section 8(c).
WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE: This filing is being made pursuant to Securities and Exchange Commission regulations to amend the prospectus dated July 23, 2007 (the “Prospectus”) relating to the rights offering (the “Offer”) by The Mexico Equity and Income Fund, Inc. (the “Fund”) and the issuance of non-transferable rights to purchase shares of the Fund’s common stock, which Prospectus is incorporated by reference into this Post-Effective Amendment.

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 23, 2007)	August 21, 2007
2,027,678 Shares Issuable Upon Exercise of Rights to Purchase Common Stock
The Mexico Equity and Income Fund, Inc.
The Mexico Equity and Income Fund, Inc. (the “Fund”), in accordance with the undertaking made by the Fund in its registration statement, as amended, filed with the Securities and Exchange Commission on July 17, 2007 (File Nos. 333-14269, 811-06111), is hereby suspending the rights offering (the “Offer”) by the Fund and the issuance of non-transferable rights to purchase shares of the Fund’s common stock until August 31, 2007 due to the Fund’s net asset value having declined by more than 10% from its net asset value of $39.73 as of July 18, 2007, the effective date of the Fund’s registration statement, to $35.16 on August 14, 2007. The closing market price of the Fund on July 18, 2007 and August 14, 2007 was $46.00 and $40.60, respectively, representing a market price premium above net asset value on July 18, 2007 and August 14, 2007 of 15.8% and 15.5%, respectively.
The Offer will continue to be made on the same terms as described in the Prospectus dated July 23, 2007 (and using the same subscription documentation previously supplied to stockholders), except that the Expiration Date for the Offer is hereby extended until August 31, 2007, unless further extended, and except that stockholders who had subscribed prior to the commencement of the suspension may withdraw their subscription and receive their payment by notifying their broker or nominee, or by notifying the information agent, The Altman Group, at (212) 400-2605 prior to the extended Expiration Date.
The decline in the Fund’s net asset value is due to a decline in the value of the Fund’s portfolio securities. There can be no assurance that the net asset value of the Fund will not continue to decline. If there is a subsequent decline of greater than 10% in the net asset value of the Fund after the new effectiveness date for the Fund’s registration statement, the Fund will suspend the Offer and amend its Prospectus. The Board of Directors of the Fund considered the advantages and disadvantages of extending the Offer and believes that extending the Offer would be in the best interests of the Fund and its stockholders. Management will continue to monitor changes in the Fund’s net asset value.
Person’s seeking further information regarding the Fund’s rights offering, or interested in obtaining a prospectus, should contact their broker or nominee, or contact the Fund’s information agent, The Altman Group, at (212) 400-2605.

PART C
OTHER INFORMATION
ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
1. Financial Statements.
2. Exhibits
a.	1) Articles of Incorporation (incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File No. 33-35089))

2) Articles of Amendment to the Articles of Incorporation (incorporated by reference to Exhibit 1(b) to Pre-Effective Amendment Nos. 2 and 3 to the Registrant’s Registration Statement on Form N-2 (File No. 33-35089))

b.	Amended and Restated Bylaws (incorporated by reference to Exhibit 2(b) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 33-35089))

c.	Not Applicable

d.	1) Form of Subscription Certificate (incorporated by reference to the registrant’s Registration Statement of Form N-2/A (File No. 333-142629))

2) Form of Notice of Guaranteed Delivery (incorporated by reference to the registrant’s Registration Statement of Form N-2/A (File No. 333-142629))

3) Form of Specimen Common Stock Certificate (incorporated by reference to the registrant’s Registration Statement of Form N-2/A (File No. 333-142629))

e.	Not Applicable

f.	Not Applicable

g.	Investment Advisory Agreement between Registrant and Pichardo Asset Management, S.A. de C.V. (incorporated by reference to the Registrant’s Registration Statement on Form N-2/A (File No. 333-128040))

h.	Not Applicable

i.	Not Applicable

j.	Custodian Agreement between Registrant and U.S. Bank, N.A. (incorporated by reference to the Registrant’s Registration Statement on Form N-2/A (File No. 333-128040))

k.	1) Administration Agreement between Registrant and U.S. Bancorp Fund Services, LLC (incorporated by reference to the Registrant’s Registration Statement on Form N-2/A (File No. 333-128040))

2) Transfer Agency and Service Agreement between Registrant and Computershare Investors Services, LLC (incorporated by reference to the Registrant’s Registration Statement on Form N-2/A (File No. 333-128040))

l.	Opinion and Consent of Blank Rome LLP, counsel for Registrant (incorporated by reference to the registrant’s Registration Statement of Form N-2/A (File No. 333-142629))

m.	Not Applicable

n.	Consent of Tait, Weller & Baker LLP, the independent registered public accounting firm for Registrant

o.	Not Applicable

p.	Not Applicable

q.	Not Applicable

r.	Codes of Ethics of Registrant (incorporated by reference to the Registrant’s Registration Statement on Form N-2/A (File No. 333-128040))

ITEM 26. MARKETING ARRANGEMENTS
Not Applicable
ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Commission registration fee	$2,493
Accounting fees and expenses	$2,000
Legal fees and expenses	$50,000
NYSE Listing fee	$10,000
Subscribing Agent fees and expenses	$20,000
Printing and engraving	$15,000
Miscellaneous fees and expenses	$0
Total	$99,493
     All of the expenses set forth above shall be borne by the Fund.
ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
Not Applicable
ITEM 29. NUMBER OF HOLDERS OF SECURITIES
     The following table sets forth the approximate number of record holders of the Fund’s common stock, $0.001 par value per share, and preferred stock, $0.001 par value per share, at June 30, 2007.

Number of
Title of Class	Record Holders

Common	4,726
Preferred	311
ITEM 30. INDEMNIFICATION
     Reference is made to Section 2-418 of the Maryland General Corporation Law, Article XI of the Company’s Articles of Incorporation, Article VII of the Company’s bylaws, the Investment Advisory Agreement and Administration Agreement.
     Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
     Our charter authorizes us, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.
     Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
     The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our investment adviser and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Fund.
     The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Fund for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Fund.
     The law also provides for comparable indemnification for corporate officers and agents.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
Not Applicable
ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
     All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
     (1) the Registrant, 615 East Michigan St., 2nd Floor, Milwaukee, WI 53202;
     (2) the transfer agent, Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, IL 60602;
     (3) the Custodian, U.S. Bank, N.A., 425 Walnut Street, Cincinnati, OH 45202; and
     (4) the investment adviser, Pichardo Asset Management, S.A. de C.V., Teopanzolco Avenue #408, 3rd Floor, Cuernavaca 62260, Morelos, Mexico.
ITEM 33. MANAGEMENT SERVICES
     Not Applicable.
ITEM 34. UNDERTAKINGS
1.	The Registrant undertakes to suspend this offer until the Prospectus is amended if (1) subsequent to the effective date of this amendment, the net asset value declines more than ten percent from its net asset value as of the effective date of this amendment; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the Prospectus.

2.	The Registrant undertakes that:
(a)	For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     As required by the Securities Act of 1933, this amendment to its registration statement has been signed on behalf of the registrant, in the City of New York and the State of New York, on the 21st day of August, 2007.

MEXICO EQUITY AND INCOME FUND, INC.
By:	/s/ Maria Eugenia Pichardo
	Name:	Maria Eugenia Pichardo
	Title:	President

     As required by the Securities Act of 1933, this amendment to its registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

/s/ Maria Eugenia Pichardo Maria Eugenia Pichardo		President	August 21, 2007

* Gerald Hellerman		Director, Chief Financial Officer and Chief Compliance Officer	August 21, 2007

* Phillip Goldstein		Director	August 21, 2007

* Rajeev Das		Director	August 21, 2007

* Andrew Dakos		Director	August 21, 2007

* Glenn Goodstein		Director	August 21, 2007

*By:	/s/ Maria Eugenia Pichardo Maria Eugenia Pichardo Attorney-in-Fact